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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 3)
                               ------------------


                                   DEPUY, INC.
                            (Name of Subject Company)

                                   DEPUY, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   249726 10 0
                      (CUSIP Number of Class of Securities)
                               ------------------


                                  JAMES A. LENT
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                   DEPUY, INC.
                              700 ORTHOPAEDIC DRIVE
                              WARSAW, INDIANA 46580
                            TELEPHONE: (219) 267-8143
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
             Communications on Behalf of Person(s) Filing Statement)
                               ------------------


                                   COPIES TO:

                             JEFFREY E. COHEN, ESQ.
                                COUDERT BROTHERS
                           1114 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                                 (212) 626-4400
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         This statement amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9, as amended ("Schedule 14D-9"), in connection with the offer (the "Offer") by LIB Acquisition Corp., a Delaware corporation ("Purchaser") and wholly-owned subsidiary of Johnson & Johnson, a New Jersey corporation ("Parent"), to purchase for cash all the outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of DePuy, Inc. (the "Company"). The Offer was made pursuant to the terms of an Agreement and Plan of Merger dated as of July 21, 1998, between Parent, Purchaser and the Company. All capitalized terms used but not defined herein shall have the meanings set forth with respect to such terms in Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

          Item 8 is hereby amended to add the following paragraph:

          The Offer expired at 5:00 p.m., New York City time, on October 29, 1998. At the completion of the Offer, a total of 98,630,546 Shares were tendered pursuant to the Offer, representing approximately 99.7% of the Shares of the Company. The Purchaser accepted for payment all Shares validly tendered, and not withdrawn, in the Offer. A copy of the press release issued by Parent on October 29, 1998 is attached hereto as Exhibit 9 and incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

          Item 9 is hereby amended and supplemented to add the following:

Exhibit 9  -- Press Release issued by Parent, dated October 29, 1998.
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        DEPUY, INC.


Dated: October 30, 1998

                                        By: /s/  James A. Lent
                                           ----------------------------------
                                        Name:    James A. Lent
                                        Title:   Chairman and Chief Executive
                                                   Officer
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                                INDEX TO EXHIBITS

EXHIBIT NO.                           DESCRIPTION                       PAGE NO.

Exhibit 1 --  Offer to Purchase dated July 27, 1998  (incorporated by reference to Exhibit (a)(1) to the Schedule 14D-1).

Exhibit 2 -- Letter of  Transmittal  (incorporated  by  reference to
             Exhibit (a)(2) to the Schedule 14D-1).

Exhibit 3 -- Form of  Summary  Advertisement  dated  July  27,  1998
             (incorporated by reference to Exhibit (a)(7) to the Schedule 14D-1).

Exhibit 4 -- Text to Joint Press Release dated July 21, 1998, issued by the Company, Parent and Roche Holding Ltd (incorporated by reference to Exhibit (a)(8) to the Schedule 14D-1).

Exhibit 5 --  Opinion of Bear Stearns dated July 20, 1998. * **

Exhibit 6 --  Letter to  Stockholders  dated July 27, 1998 from James
              A. Lent,  Chairman and Chief  Executive  Officer of the
              Company. * **

Exhibit 7 -- Agreement and Plan of Merger dated as of July 21, 1998, among Parent, Purchaser and the Company (incorporated by reference to Exhibit (c)(1) to the Schedule 14D-1).

Exhibit 8 -- Stockholder  Agreement dated as of July 21, 1998, among
             Parent, Purchaser and certain stockholders of the Company (incorporated by reference to Exhibit (c)(2) to the Schedule 14D-1).

Exhibit 9 -- Press  Release  issued by  Parent,  dated  October  29,
             1998.***

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*        Included in copies mailed to stockholders.

**       Previously filed.

***      Filed herewith.